Goldman, Sachs & Co.
200 West Street
New York, NY 10282
Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, NY 10036
Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010
April 30, 2012
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EverBank Financial Corp (the “Company”)
Registration Statement on Form S-1 (File No. 333-169824)
Ladies and Gentlemen:
     As joint book-running managers in the Company’s proposed public offering of shares of common stock, par value $0.01 per share, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 3:00 p.m. New York City time on May 2, 2012, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 24, 2012, through the date hereof:
     Preliminary Prospectus dated April 24, 2012:
     3,450 copies to prospective Underwriters, institutional investors, dealers and others.
     The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Pages Follow]

Very truly yours,

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz

Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Neil A. Mitchell

Authorized Signatory